EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

RadiSys Corporation, Plan Administrator
RadiSys Corporation 401(k) Savings Plan

We consent to the incorporation by reference in the Registration Statements (Nos. 333-50584 and 333-111520) on Form S-8 of RadiSys Corporation of our report dated June 28, 2007 with respect to the statement of net assets available for benefits of RadiSys Corporation 401(k) Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the years then ended, and related supplemental schedule of assets (held at end of year), as of December 31, 2006 which report appears in the December 31, 2006 annual report on Form 11-K of RadiSys Corporation 401(k) Savings Plan.

/s/ KPMG

Portland, Oregon
June 28, 2007